June 24, 2011
Amanda Ravitz
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Re:	SMART Modular Technologies (WWH), Inc. Schedule 13E-3 filed May 25, 2011 File No. 005-81651 Preliminary Proxy Statement on Schedule 14A filed May 25, 2011 File No. 000-51771
Dear Ms. Ravitz:
          On behalf of SMART Modular Technologies (WWH), Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 20, 2011 with respect to the above-referenced Schedule 13E-3 filed on May 25, 2011 (the “Schedule 13E-3”) and the Preliminary Proxy Statement on Schedule 14A filed on May 25, 2011 (the “Proxy Statement”).
          For your convenience, enclosed are copies of the revised preliminary proxy statement (the “Revised Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), each of which has been marked to show changes against the initial filing that are being filed with the Commission today. Capitalized terms not otherwise defined herein shall have the meaning assigned to such terms in the Proxy Statement.
          For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response.

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Schedule 13E-3
          1. Given your disclosure on pages 70 and 71 of the preliminary proxy statement, please provide us with your analysis explaining why Mr. Patel, the Rollover Investors other than Mr. MacKenzie identified on page 71 and management that will continue to be employed following the transaction are not engaged in the going-private transaction and are not required to file a Schedule 13E-3. Include in your response an identification of who is expected to receive the equity awards mentioned on page 68 and 70, who will exchange unvested options for options to acquire shares of Parent and who may receive “Remaining Restricted Stock Units.” Please include in your response a discussion of Questions 201.01, 201.05 and 201.06 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.
          Response: We hereby confirm that consideration was previously given as to whether Mr. Patel, the Rollover Investors other than Mr. MacKenzie identified on page 73 of the Revised Proxy Statement and management that will continue to be employed following the transaction (such management and Rollover Investors other than Mr. MacKenzie, the “Subject Employees”) were “affiliates” of the issuer and thus engaged in the going-private transaction and required to file a Schedule 13E-3. Consistent with the Staff’s views expressed in Questions 201.01, 201.05 and 201.06 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (the “Questions”), this analysis was based on a review of the facts and circumstances at the time of filing and the applicable Commission rules and guidance, including Rule 13e-3 and the Questions. As stated in the Question 201.05, the resolution of whether management is engaging in a 13e-3 transaction is a facts and circumstances analysis and, in a case where the Staff did find management of an issuer that was taken private was required to file a Schedule 13E-3, “[a]n important aspect of the staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving corporation’s outstanding equity securities, occupy seats on the board of this company in addition to senior management positions, and otherwise be in a position to “control” the surviving corporation...” Question 201.01 states that additional factors to consider in assessing whether management is engaging in a 13e-3 transaction include: “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and representation of management on the board of the acquiror.” Question 201.06 suggests that a collective equity stake of 20% in the surviving entity of a transaction might cause management to be deemed to be engaged in that transaction for purposes of Rule 13e-3. We provide below a detailed analysis with respect to each category of persons subject of the Staff’s comment. In summary, the Company respectfully submits that neither Mr. Patel nor the Subject Employees should reasonably be characterized as affiliates engaged in a 13e-3 transaction because such persons individually and collectively are not expected to hold a material amount of the surviving corporation’s equity securities (less than 6.0% in the aggregate), serve on the board of the surviving corporation or Parent or otherwise be in a control relationship with the surviving corporation or Parent. Accordingly, such individuals have not been added as filing persons on the Amended Schedule 13E-3.
          Mr. Patel:

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For purposes of this transaction, we respectfully advise the Staff that we do not believe that Mr. Patel should be included as a filing person on the Amended Schedule 13E-3. Rule 13e-3(a)(1) defines an “affiliate” of an issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such issuer. While Mr. Patel currently serves on the board of directors of the Company, Parent does not currently have a plan to have Mr. Patel serve on the board of the surviving corporation or Parent or otherwise be in a control relationship with the surviving corporation or Parent. In addition, it is not expected that Mr. Patel will directly hold equity in the surviving corporation or Parent. Even if Mr. Patel were to roll over his equity interests in the Company, he would hold less than 1.1% of the equity of Parent following the Merger. In addition, Mr. Patel is not an employee of the Company and is not currently expected to enter into an employment agreement or arrangement with the surviving corporation.
Mr. Patel, through his control of certain entities, holds a small non-controlling limited partnership interest in each of Silver Lake Sumeru Fund, L.P. and Silver Lake Sumeru Fund Cayman, L.P. It is currently contemplated that the Silver Lake Sumeru funds will fund a portion of the equity for the going-private transaction and hold approximately 30% of the equity interests of Parent following the Merger. Mr. Patel is a limited partner in the Silver Lake Sumeru funds and accordingly is not a member of management of SLTA Sumeru (GP), L.L.C, the general partner of Silver Lake Sumeru Fund, L.P., or Silver Lake Sumeru (Offshore) AIV GP, Ltd., the general partner of Silver Lake Sumeru Fund Cayman, L.P. In addition, Mr. Patel does not serve on any committee or as a member of any group that makes investment decisions for Silver Lake Sumeru Fund, L.P. or Silver Lake Sumeru Fund Cayman, L.P.
Mr. Patel is not otherwise in a position to “control” the surviving corporation or Parent. As a result of these factors, we respectfully submit that Mr. Patel is not an “affiliate” engaging in a 13e-3 transaction within the meaning of Rule 13e-3 and, consequently, is not required to file a Schedule 13E-3 in connection with the merger.
     Subject Employees
For purposes of this transaction, we respectfully advise the Staff that we do not believe that the Subject Employees should be included as filing persons on the Amended Schedule 13E-3. None of the Subject Employees are on the board of directors or are otherwise in a control relationship with the Company. Parent does not currently plan to have any Subject Employee serve on the board of the surviving corporation or Parent or otherwise be in a control relationship with the surviving corporation or Parent. As employees of the Company, the authority of each Subject Employee will be subject to and defined by the board of directors of the surviving corporation, which board, in turn, will be controlled by Parent and, indirectly, the Sponsors. The Subject Employees collectively hold less than 2.8% of the outstanding shares of the Company on a fully-diluted basis. Furthermore, the Subject Employees are currently expected to hold approximately 4.9% of the equity of Parent (with no individual member holding over 1.1%), and therefore will not have a controlling equity stake in Parent or the surviving corporation. Further, it is not currently expected that any of the Subject Employees will receive increases in compensation or other new employment terms more favorable to such employee in connection with the Merger.

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With respect to the awards described on pages 68 and 70 of the Proxy Statement, such awards are expected to be available for issuance to all or substantially all of the employees of Parent and/or one or more of its subsidiaries pursuant to a broad-based stock incentive plan that Parent will put in place. To date, such equity incentive plan has not been finalized, no such equity awards have been awarded and it is not expected that any awards will be issued under such plan until after the effective time of the Merger.
Pursuant to the Merger Agreement, all unvested options of the Company, other than unvested options held by nonemployee directors, will be exchanged for unvested options to acquire shares of Parent. It is currently contemplated that in excess of 250 individuals will complete such exchange upon the effective time of the Merger. Accordingly, such treatment of options is not conferred only on senior management but rather all employees of the Company who hold unvested options.
It is currently contemplated that the following individuals may hold Remaining Restricted Stock Units after the effective time of the Merger: Iain MacKenzie, Alan Marten, Barry Zwarenstein, Wayne Eisenberg, John Moyer, Rogerio Nunes, Frank Perezalonso, Anjali Reddy, Michael Rubino, John Scaramuzzo, Kiwan Kim, Michael Robinson, Bruce Goldberg and Vejaya Kumar Narayanan.
Based on the facts and circumstances outlined above and consistent with the Staff’s positions outlined in the Questions, we respectfully submit that the Subject Employees are not “affiliates” engaged in a 13e-3 transaction within the meaning of Rule 13e-3(a)(1) and, consequently, are not required to file a Schedule 13E-3 in connection with the Merger.
Introduction
     2. We note the statement in the last paragraph of the introduction disclaiming responsibility for the information supplied by other filing persons. This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer for the filing. Please revise.
Response: Pursuant to the Staff’s comment, the disclosure disclaiming responsibility for the information supplied by other filing persons has been removed from the Amended Schedule 13E-3.
Schedule 14A
     3. Please revise the proxy statement and form of proxy to clearly mark them as “Preliminary Copies.” Refer to Rule 14a-6(e)(1).
Response: Pursuant to the Staff’s comment, the disclosure to clearly indicate the proxy statement and form of proxy as “Preliminary Copies” has been added to the Revised Proxy Statement.

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The Merger and Merger Consideration, page 2
     4. Briefly describe the purpose for the different handling of options mentioned in the second and third bullets on page 2.
Response: Pursuant to the Staff’s comment, the disclosure has been revised to briefly describe the purpose for the different handling of options.
Equity Financing, page 4
     5. We refer you to the first paragraph. Disclosure in the first sentence suggests that the U.S. Sponsors will make capital contributions to Parent for an aggregate of up to $381 million. However, the third sentence of the paragraph indicates that the Cayman Sponsors will fund all or a portion of the equity financing. Please supplement the disclosure to explain the difference between the making of a capital contribution to Parent and the funding the equity financing.
Response: We respectfully note that there was no intended difference between “making capital contributions” and “funding the equity financing” and the disclosure has been revised to make the different references the same.
Rollover Financing, page 5
     6. Please disclose the price per share of the Rollover Investors’ intended investment in the ordinary share of Parent.
Response: Pursuant to the Staff’s comment, we respectfully note that the value of any ordinary shares of the Company used as consideration for the investment in Parent will be $9.25 per share. We have revised the disclosure to include this information. Parent has advised us that it has not yet made a final determination with regards to the price per ordinary share of Parent at which the Rollover Investors’ investment will be made, but this will only affect the number of shares issued and not the value or percentage of the Rollover Investors’ equity interest in Parent.
Conditions to the Merger, page 6
     7. Please clarify the purpose of the “marketing period” you mention and how it is consistent with “commitments” for debt financing you say you already have.
Response: Pursuant to the Staff’s comment, the disclosure has been clarified with respect to the purpose of the “marketing period.” We respectfully advise the Staff that the debt commitment letters governing the terms of the debt financing specifically contemplate a 20-day “marketing

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period.” Consequently, we believe the disclosure in the Revised Proxy Statement is consistent with the commitments already in place for the debt financing.
Cautionary Statement, page 15
     8. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available for statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E). Please amend the proxy statement to remove any reference to the safe harbor provisions, and refrain from referring to the safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction. Also, please revise the disclosure on page 115 to clarify that the safe harbor provisions in the periodic reports incorporated by reference to the proxy statement do not apply to any forward-looking statements you make in connection with the going private transaction.
Response: Pursuant to the Staff’s comment, the references to the safe harbor provisions have been removed and the disclosure on page 116 of the Revised Proxy Statement has been revised to clarify the safe harbor provisions in the periodic reports incorporated by reference to the Revised Proxy Statement do not apply.
Background of the Merger, page 25
     9. Each presentation, discussion or report held with or presented by an outside party that materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. In this regard, please revise to summarize all the presentations or reports provided during the course of the meetings you have described, including the Barclays April 1, 2011 presentation of a preliminary analysis of a potential separation strategy referenced on page 33. Also, on page 28, you refer to a “revised valuation analysis,” but it is unclear when the initial valuation analysis was performed or who performed it. Likewise, you refer to a request to Barclay’s to “update their preliminary valuation presentation,” but it is unclear when the initial or prior presentation was performed. Please revise to clarify and to include the information required by Item 1015 of Regulation M-A with respect to the initial valuation/presentation and the January 17, February 28 and April 1 presentations mentioned in your document. In addition, to the extent not already filed, please file all relevant reports, opinions, or appraisals as exhibits to the Schedule 13E-3.
Response: Pursuant to the Staff’s comment, we have revised the disclosure to provide a summary of each of the presentations provided during the meetings described in the section entitled “Special Factors — Background of the Merger”, including those on October 26, 2010, January 17, 2011, February 28, 2011 and April 1, 2011. As disclosed in the Amended Proxy Statement, although Barclays did not provide a preliminary financial analysis prior to January 17, 2011, on

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October 26, 2010, Barclays presented background information concerning the Company, preliminary observations on the Company’s financial performance and various preliminary financial analyses for illustrative and comparative purposes only. The Barclays presentation did not include and was not based on any non-public information provided by the Company. We have made revisions to the disclosure to clarify that the January 17, 2011 presentation was the first valuation presentation by Barclays to the Special Committee. We have filed the October 26, 2010 and April 1, 2011 presentations as exhibits to the Amended Schedule 13E-3. The January 17, 2011 and February 28, 2011 presentations were previously filed as exhibits to the Schedule 13E-3.
     10. Please revise this section to clarify how the terms of the agreements with the Rollover Investors were determined.
Response: Pursuant to the Staff’s comment, the disclosure has been revised to clarify how the terms of the agreements with the Rollover Investors were determined.
     11. Please revise to clarify the extent to which Messrs. Shah and Patel participated in the October 22, 2010 meeting.
Response: Pursuant to the Staff’s comment, the disclosure has been revised to clarify the extent to which Messrs. Shah and Patel participated.
     12. Please expand the first paragraph on page 30 to disclose the substance of the conversations you mention. Please also expand to disclose why Financial Buyers A and B dropped out of the process and the issues the U.S. Sponsors had discovered in due diligence that impacted its valuation.
Response: Pursuant to the Staff’s comment, the disclosure has been expanded to disclose the substance of the conversations mentioned, why Financial Buyers A and B dropped out of the process and the issues the U.S. Sponsors had discovered in due diligence.
Reasons for the Merger, page 36
     13. Please revise to clarify the extent to which the Special Committee, your Board and other filing persons considered the significant appreciation in your stock price during 2011. Also, for each filing person, revise to clarify why the company proposes to go private now as opposed to any other time, particularly in light of the projected financial information disclosed on pages 64-66 as such information relates to your recent and historical financial performance.

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Response: Pursuant to the Staff’s comment, the disclosure has been revised to clarify the consideration of the stock price appreciation during 2011 and why the Company proposes to go private now.
14.	Please refer to the last bullet on page 37:
•	While your disclosure here and page 60 indicates that a merger structure is preferable, it is unclear what is the material purpose of the transaction structure, including the material purpose of the agreements with the Rollover Investors; and
•	Clarify the “potential risks, rewards and uncertainties” associated with the alternatives you considered and clearly describe each of those alternatives.
Please provide similar disclosure with respect to each other filing person.
Response: Pursuant to the Staff’s comment, we have revised the disclosure regarding transaction structure and to clarify the potential risks, rewards and uncertainties. The Company respectfully notes that the material alternatives to selling the Company are described in the third bullet point on page 38 of the Revised Proxy Statement and respectfully submits that the immediately preceding sub-bullet points on page 38 of the Revised Proxy Statement provide a discussion of the potential risks, rewards and uncertainties associated with those alternatives.
We have also revised the disclosure with respect to the SLP Filing Persons, the SLS Filing Persons, Parent, Merger Sub, Mr. Shah and Mr. MacKenzie.
Opinion of the Financial Advisor, page 43
     15. We note the criteria used by Barclays to select the companies in the Historical Share Price Analysis and Selected Comparable Company Analysis discussed on page 45 and the companies and transactions in the Selected Precedent Transaction Analysis discussed on page 49. Disclose whether any companies or transactions that met the criteria were excluded, naming the excluded companies and explaining the reasons for the exclusion.
Response: Pursuant to the Staff’s comment, the disclosure has been revised to name the excluded companies and explain the reasons for the exclusion.
Historical Share Price Analysis, page 45

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     16. It is unclear from your disclosure what the percentages you mention are intended to signify and how those figures relate to the opinion as to fairness. Please clarify what Barclays concluded as a result of this analysis.
Response: Pursuant to the Staff’s comment, the disclosure has been revised to clarify the purpose of the figures and what Barclays concluded as a result of this analysis.
General, page 51
     17. We note the disclosure in the second to last paragraph on page 51 that Barclays has performed investment banking and other financial services for the company and the Sponsors and has received fees for such services. Please revise the disclosure to provide a quantitative description of all fees paid to Barclays and its affiliates by the company and its affiliates in connection with any and all such services provided in the past two years. Refer to Item 1015(b)(4) of Regulation M-A.
Response: Except as disclosed in the Proxy Statement relating to the going private transaction, the Company respectfully advises the Staff that we have not paid any fees to Barclays, and Barclays has advised the Company they have not received any fees from the Company or its affiliates, for investment banking or other financial services in the past two years.
Purposes and Reasons, page 52
     18. The caption refers to Parent and Merger Sub, but the disclosure that follows does not appear to include their positions as to the matters you disclose. Similarly, the last paragraph does not appear to disclose Mr. Shah’s reasons for the structure of the transaction, nor does it describe what alternatives were considered and why those alternatives were rejected. Please revise.
Response: Pursuant to the Staff’s comment, the disclosure has been revised to include the positions of Parent and Merger Sub and to describe Mr. Shah’s reasons for the structure of the transaction, what alternatives were considered and why those alternatives were rejected.
Purposes and Reasons of Mr. MacKenzie, page 52
     19. Please revise to disclose Mr. MacKenzie’s reasons for the structure of the merger and what alternatives he considered and why those alternatives were rejected.
Response: Pursuant to the Staff’s comment, the disclosure has been revised to disclose Mr. MacKenzie’s reasons for the structure of the merger, the alternatives he considered and why those alternatives were rejected.

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Position of the SLP Filing Persons. . ., page 57
     20. We note the cross-references to the factors considered by the Special Committee and the Board of Directors. If the SLP Filing Persons and the SLS Persons based their fairness determination on the analysis of factors undertaken by others, they each must expressly adopt this analysis and discussion as their own. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). Please revise to clarify whether each filing person is expressly adopting the Special Committee’s analysis and discussion.
Response: Pursuant to the Staff’s comment, we have revised the disclosure to clarify the specific factors considered by the Special Committee that were also considered by the SLP Filing Persons and the SLS Filing Persons.
Position of Mr. Shah..., page 56
Position of Mr. MacKenzie . . ., page 57
     21. We note the cross-references in these two sections to the factors considered by the Special Committee and the SLP Filing persons and the SLS Filing Persons. Note that if Messrs. Shah and MacKenzie have based their fairness determination on the analysis and discussion of factors undertaken by others, they each must expressly adopt this analysis and discussion as their own. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). Please revise to clarify whether each filing person is expressly adopting the analysis and discussion of the Special Committee and/or the SLP Filing persons and the SLS Filing Persons. Alternatively, if Messrs. Shah and MacKenzie did not adopt another person’s discussion and analysis or such other person’s discussion and analysis do not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, they should discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719.
Response: Pursuant to the Staff’s comment, we have revised the disclosure to clarify that Mr. Shah is expressly adopting the analysis and discussion of the SLP Filing Persons and the SLS Filing Persons, respectively. Pursuant to the Staff’s comment, we have also revised the disclosure to clarify that Mr. MacKenzie is expressly adopting the analysis and discussion of the Special Committee.
Projected Financial Information, page 64
     22. Briefly describe the material assumptions and limitations underlying the Board Case and Reviewed Case Projections described. Your revised disclosure should also explain the difference in assumptions that led to the two different sets of projections.

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Response: Pursuant to the Staff’s comment, the disclosure has been revised to briefly describe the material assumptions and limitations underlying the Board Case and Reviewed Case Projections and the difference in assumptions that led to the two different sets of projections.
Debt Financing, page 67
     23. Please provide the disclosure required by Item 1007(d) of Regulation M-A, including the term, collateral and stated and effective interest rates of the debt financing.
Response: Pursuant to the Staff’s comment, we have added the disclosure required by Item 1007(d) of Regulation M-A.
Interests of the Company’s Directors and Executive Officers in the Merger, page 68
     24. With a view toward disclosure, please tell us how your disclosure in this section addresses each of the transactions mentioned in the bullet points. As one example, it is unclear where you describe and quantify the number of unvested options your affiliates will exchange for options to acquire shares of Parent. It is similarly unclear where you describe and quantify the interest of Mr. Shah. Please revise.
Response: Pursuant to the Staff’s comment, the disclosure has been revised to provide cross references to relevant disclosure for those bullet points that may not be quantified in the succeeding subheadings of the section entitled “Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”.
Special Committee Fees, page 77
     25. Please disclose the aggregate amount of fees to be received by each member of the Special Committee.
Response: Pursuant to the Staff’s comment, the disclosure has been revised to provide the aggregate amount of fees paid to date. As the Special Committee may have additional meetings if necessary and the fees are based on attending meetings, we are unable to disclose the aggregate amount to be received by each member.
Litigation Related to the Merger, page 80
     26. Please revise to clarify the facts alleged in the proceedings referenced in your disclosure. Also provide us with copies of the pleadings, including complaints and answers,

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related to the lawsuits discussed in this section and for any lawsuits filed subsequent to the filing of your preliminary proxy statement.
Response: Pursuant to the Staff’s comment, the disclosure has been revised to clarify the facts alleged in the proceedings. There have been no lawsuits filed between the filing of the Proxy Statement and the date hereof. We will provide the Staff with the copies requested supplementally.
Appraisal Rights, page 104
     27. Your disclosure may not be qualified by reference to statutes. Please revise the first paragraph accordingly.
Response: Pursuant to the Staff’s comment, the qualification of the disclosure by reference to statutes has been removed.
Security Ownership . . ., page 106
     28. Please reconcile the number of options mentioned in the notes to this table with the number of options included in the table on page 72.
Response: Pursuant to the Staff’s comment, we have revised the disclosure on page 75 of the Revised Proxy Statement to indicate that the number of vested options does not include options with exercise prices higher than the Merger Consideration. The number of options beneficially owned, as represented in the notes for each management member under the beneficial ownership table of the Revised Proxy Statement, can be reconciled to the number of options represented by the “Totals” column in the table on page 75 of the Revised Proxy Statement by adding (i) the number of options in the “Totals” column on page 75, (ii) the number of vested options with exercise prices higher than the merger consideration, as indicated in the notes to the table on page 75 and (iii) the number of ordinary shares underlying options that will become exercisable within 60 days after June 20, 2011, as indicated in the notes to the beneficial ownership table.
* * *

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     We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Bruce M. Goldberg at (510) 624-8159. If the Staff initiates any written communication, we respectfully request that the Staff copy all of the individuals listed below in such communications.

Sincerely, SMART Modular Technologies (WWH), Inc.
By:	/s/ Bruce M. Goldberg
	Name:	Bruce M. Goldberg
	Title:	Vice President, Chief Legal and Chief Compliance Officer and Corporate Secretary

cc:	Alan Denenberg, Esq. Davis Polk and Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025

Diane Holt Frankle, Esq. Kaye Scholer LLP Two Palo Alto Square Suite 400 3000 El Camino Real Palo Alto, California 94306-2112

Peter S. Malloy, Esq Simpson Thacher and Bartlett LLP 2550 Hanover Street Palo Alto, California 94304